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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No._____)

                         Horizon Medical Products, Inc.
________________________________________________________________________________
                                (Name of Issuer)

                         Common Stock ($.001 par value)
________________________________________________________________________________
                         (Title of Class of Securities)

                                  439909 10 5
________________________________________________________________________________
                                 (CUSIP Number)
        Mr. Graeme P. Denison, Caledonia Investments plc. Cayzer House,
           1 Thomas More St, London England E1 9AR (44- 171-481-4343)
________________________________________________________________________________
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 April 16, 1998
________________________________________________________________________________
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13d, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).












Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 439909 10 5                                       Page  2 of   14
________________________________________________________________________________

     1.   Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          Tapir Investments (Bahamas) Ltd.
          .....................................................................
________________________________________________________________________________

     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)  .................................................................

          (b)  .................................................................
________________________________________________________________________________

     3.   SEC Use Only..........................................................
________________________________________________________________________________
                                             WC
     4.   Source of Funds (See Instructions)....................................
________________________________________________________________________________

     5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
          2(d) or 2(e)..........................................................
________________________________________________________________________________
                                                  The Bahamas
     6.   Citizenship or Place of Organization..................................
________________________________________________________________________________

________________________________________________________________________________
                                        -0-
            7.      Sole Voting Power...........................................
Number of   ____________________________________________________________________
Shares Bene-                                           1,109,416
ficially by 8.      Shared Voting Power.........................................
Owned by    ____________________________________________________________________
Each                                        -0-
Reporting   9.      Sole Dispositive Power......................................
Person With ____________________________________________________________________
                                                                       1,109,416
            10.     Shared Dispositive Power....................................
________________________________________________________________________________
                                                                       1,109,416
    11.   Aggregate Amount Beneficially Owned by Each Reporting Person..........
________________________________________________________________________________

    12.   Check if the Aggregate Amount in Row(11) Excludes Certain Shares (See
          Instructions).........................................................
________________________________________________________________________________
                                                                    8.7%
    13.   Percent of Class Represented by Amount in Row(11).....................
________________________________________________________________________________

    14.   Type of Reporting Person (See Instructions)
                                   CO
          ......................................................................
          ......................................................................
          ......................................................................
          ......................................................................
          ......................................................................

Instructions for Cover Page

(1) Names and I.R.S. Identification Numbers of Reporting Persons --Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(l) in which case it may not be necessary to check row 2(b)].

(3)  The 3rd row is for SEC internal use; please leave blank.

CUSIP No. 439909 10 5                                       Page  3 of   14
________________________________________________________________________________

     1.   Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          Caledonia Investments plc
          .....................................................................
________________________________________________________________________________

     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)  .................................................................

          (b)  .................................................................
________________________________________________________________________________

     3.   SEC Use Only..........................................................
________________________________________________________________________________
                                             Not applicable
     4.   Source of Funds (See Instructions)....................................
________________________________________________________________________________

     5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
          2(d) or 2(e)..........................................................
________________________________________________________________________________
                                                  England
     6.   Citizenship or Place of Organization..................................
________________________________________________________________________________

________________________________________________________________________________
                                        -0-
            7.      Sole Voting Power...........................................
Number of   ____________________________________________________________________
Shares Bene-                                           1,109,416
ficially by 8.      Shared Voting Power.........................................
Owned by    ____________________________________________________________________
Each                                        -0-
Reporting   9.      Sole Dispositive Power......................................
Person With ____________________________________________________________________
                                                                       1,109,416
            10.     Shared Dispositive Power....................................
________________________________________________________________________________
                                                                       1,109,416
    11.   Aggregate Amount Beneficially Owned by Each Reporting Person..........
________________________________________________________________________________

    12.   Check if the Aggregate Amount in Row(11) Excludes Certain Shares (See
          Instructions).........................................................
________________________________________________________________________________
                                                                    8.7%
    13.   Percent of Class Represented by Amount in Row(11).....................
________________________________________________________________________________

    14.   Type of Reporting Person (See Instructions)
                                   CO
          ......................................................................
          ......................................................................
          ......................................................................
          ......................................................................
          ......................................................................

Instructions for Cover Page

(1) Names and I.R.S. Identification Numbers of Reporting Persons --Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(l) in which case it may not be necessary to check row 2(b)].

(3)  The 3rd row is for SEC internal use; please leave blank.

CUSIP No. 439909 10 5                                       Page  4 of   14
________________________________________________________________________________

     1.   Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          The Cayzer Trust Company Limited
          .....................................................................
________________________________________________________________________________

     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)  .................................................................

          (b)  .................................................................
________________________________________________________________________________

     3.   SEC Use Only..........................................................
________________________________________________________________________________
                                             Not Applicable
     4.   Source of Funds (See Instructions)....................................
________________________________________________________________________________

     5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
          2(d) or 2(e)..........................................................
________________________________________________________________________________
                                                  England
     6.   Citizenship or Place of Organization..................................
________________________________________________________________________________

________________________________________________________________________________
                                        -0-
            7.      Sole Voting Power...........................................
Number of   ____________________________________________________________________
Shares Bene-                                                1,109,416
ficially by 8.      Shared Voting Power.........................................
Owned by    ____________________________________________________________________
Each                                         -0-
Reporting   9.      Sole Dispositive Power......................................
Person With ____________________________________________________________________
                                                                       1,109,416
            10.     Shared Dispositive Power....................................
________________________________________________________________________________
                                                                       1,109,416
    11.   Aggregate Amount Beneficially Owned by Each Reporting Person..........
________________________________________________________________________________

    12.   Check if the Aggregate Amount in Row(11) Excludes Certain Shares (See
          Instructions).........................................................
________________________________________________________________________________
                                                                      8.7%
    13.   Percent of Class Represented by Amount in Row(11).....................
________________________________________________________________________________

    14.   Type of Reporting Person (See Instructions)
                                    CO
          ......................................................................
          ......................................................................
          ......................................................................
          ......................................................................
          ......................................................................

Instructions for Cover Page

(1) Names and I.R.S. Identification Numbers of Reporting Persons --Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(l) in which case it may not be necessary to check row 2(b)].

(3)  The 3rd row is for SEC internal use; please leave blank.

CUSIP No. 439909 10 5                                       Page  5 of   14
________________________________________________________________________________

     1.   Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          Sterling Industries PLC
          .....................................................................
________________________________________________________________________________

     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)  .................................................................

          (b)  .................................................................
________________________________________________________________________________

     3.   SEC Use Only..........................................................
________________________________________________________________________________
                                             Not applicable
     4.   Source of Funds (See Instructions)....................................
________________________________________________________________________________

     5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
          2(d) or 2(e)..........................................................
________________________________________________________________________________
                                                  England
     6.   Citizenship or Place of Organization..................................
________________________________________________________________________________

________________________________________________________________________________
                                        -0-
            7.      Sole Voting Power...........................................
Number of   ____________________________________________________________________
Shares Bene-                                           1,109,416
ficially by 8.      Shared Voting Power.........................................
Owned by    ____________________________________________________________________
Each                                        -0-
Reporting   9.      Sole Dispositive Power......................................
Person With ____________________________________________________________________
                                                                       1,109,416
            10.     Shared Dispositive Power....................................
________________________________________________________________________________
                                                                       1,109,416
    11.   Aggregate Amount Beneficially Owned by Each Reporting Person..........
________________________________________________________________________________

    12.   Check if the Aggregate Amount in Row(11) Excludes Certain Shares (See
          Instructions).........................................................
________________________________________________________________________________
                                                                    8.7%
    13.   Percent of Class Represented by Amount in Row(11).....................
________________________________________________________________________________

    14.   Type of Reporting Person (See Instructions)
                                   CO
          ......................................................................
          ......................................................................
          ......................................................................
          ......................................................................
          ......................................................................

Instructions for Cover Page

(1) Names and I.R.S. Identification Numbers of Reporting Persons --Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(l) in which case it may not be necessary to check row 2(b)].

(3)  The 3rd row is for SEC internal use; please leave blank.

CUSIP No. 439909 10 5                                               Page 6 of 14

                                  SCHEDULE 13D

            UNDER THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934

ITEM 1.  SECURITY AND ISSUER

         This Statement relates to the Common Stock ($.001 par value) ("Common Stock") of Horizon Medical Products, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at One Horizon Way, P.O. Drawer 627, Manchester, Georgia 31816.

ITEM 2.  IDENTITY AND BACKGROUND

         The persons filing this Statement (the "Reporting Persons"), the persons enumerated in Instruction C of Schedule 13D (the "Additional Persons") and where applicable, their respective places of organization, directors, executive officers and controlling persons, and the information in respect of such persons, are as follows:

         (A) This Statement is filed by (i) Tapir Investments (Bahamas) Ltd. ("Tapir") as the direct beneficial owner of the Common Stock previously referenced on pages 2 through 5; (ii) Caledonia Investments plc ("Caledonia") as an indirect beneficial owner of this Common Stock given that Caledonia is the holder of all of the outstanding capital stock of Tapir; and (iii) The Cayzer Trust Company Limited ("Cayzer Trust") and Sterling Industries PLC ("Sterling") as indirect beneficial owners of this Common Stock given that their respective direct holdings of the securities of Caledonia represent indirect holdings of the stock of Tapir (collectively all these entities are the "Reporting Persons").

         Tapir is the direct beneficial holder of approximately 8.7% of the outstanding Common Stock of the Issuer. Caledonia is the holder of all of the outstanding capital stock of Tapir. Cayzer Trust holds 27.2% of the outstanding common stock of Caledonia and 45.4% of the outstanding common stock of Sterling. Sterling holds 9.7% of the outstanding common stock of Caledonia. Together, Cayzer Trust and Sterling may be deemed to control Caledonia and, hence, Tapir. Cayzer Trust and Sterling disclaim beneficial ownership of Caledonia or Tapir.

         (B) The principal business address of Tapir is Sandringham House, 83 Shirley Street, P.O. Box N-3247, Nassau, New Providence, The Bahamas. The principal business address for both Caledonia and Cayzer Trust is Cayzer House, 1 Thomas More Street, London, England E1 9AR. The principal business address of Sterling is Sterling House, Crewkerne, Somerset, England TA18 8LL. The addresses of the officers and directors of the Reporting Persons are set forth on Schedule A hereto and are incorporated herein by reference.

         Tapir is an investment holding company.

         Caledonia is a diversified trading and investment company.

CUSIP No. 439909 10 5                                               Page 7 of 14

         Cayzer Trust is an investment holding company.

         Sterling is an engineering company.

         (C) Certain additional information about the officers and directors of the Reporting Persons is set forth on Schedule A hereto and is incorporated herein by reference.

         (D) During the last five years, neither any Reporting Person nor any Additional Persons, according to any of the Reporting Person's knowledge, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (E) During the last five years, neither any Reporting Person, nor any of the Additional Persons, according to any of the Reporting Person's knowledge, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (F) Tapir is a corporation organized under the laws of The Bahamas. Caledonia, Cayzer Trust and Sterling are corporations organized under the laws of England. Each of the Additional Persons is a citizen of The United Kingdom, except for S. Deal, P.C. Dunkley, P.T. Higgs and H.T. Lunn who are citizens of The Bahamas.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On April 16 and 17, 1998, Tapir utilized existing cash resources to acquire a total of 100,000 shares of Common Stock in the market. On April 14, 1998, Tapir utilized existing cash resources to purchase 300,000 shares of Common Stock in the initial public offering. Prior to and concurrent with the initial public offering, as previously disclosed by the April 15, 1998 filing of the Issuer pursuant to Rule 424(b)(4) under Registration Number 333-464349, Tapir utilized existing cash resources to acquire 734,416 shares of Common Stock from certain shareholders of the Issuer in privately negotiated transactions. On April 16, 1998, Tapir sold 25,000 of the shares of Common Stock that it had purchased in the initial public offering to an individual in a private transaction.

ITEM 4.  PURPOSE OF TRANSACTION

         The purpose of the acquisition of the Common Stock by Tapir is to acquire and maintain an equity interest in the Issuer for investment purposes. Any Reporting Person, may, from time to time, increase, reduce or dispose of its investment in the Issuer, depending on general economic conditions, economic conditions in the markets in which the Issuer operates, the market price of the Common Stock of the Issuer, the availability of funds, borrowing costs, other

CUSIP No. 439909 10 5                                               Page 8 of 14

opportunities available to the Reporting Person, the strategic value of the investment to the Reporting Person and other considerations.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER

         (A) Tapir is the direct beneficial owner of 1,109,416 shares of Common Stock of the Issuer.

         This holding represents approximately 8.7% of the total of 12,800,000 shares of Common Stock currently outstanding according to Form S-1 Registration Statement of the Issuer and the amendments thereto filed under Registration Number 333-464349 ("Issuer Registration Statement"). By virtue of the relationships described in Item 2, the other Reporting Persons may be deemed to share indirect beneficial ownership of the shares of Common Stock owned directly by Tapir. Cayzer Trust and Sterling disclaim all such beneficial ownership.

         (B) Tapir has the direct power to vote and direct the disposal of the shares of Common Stock of the Issuer.

         (C) Except as disclosed above in response to Item 3, there have been no transactions in shares of Common Stock by any Reporting Person.

         (D) Tapir has the right to receive and the power to direct receipt of dividends from the shares of Common Stock of the Issuer that it holds.

         (E) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         As   previously   disclosed  by  Amendment   Number  4  to  the  Issuer
Registration Statement filed on April 14, 1998, the Issuer granted Tapir, pursuant to an April 9, 1998 Rights Agreement, certain demand registration rights, exercisable after September 30, 1999, and certain piggyback registration rights relating to shares of Common Stock that Tapir acquired in privately negotiated transactions with certain shareholders of the Issuer. In addition, pursuant to a Loan and Pledge Agreement dated April 9, 1998, between Tapir and Marshall B. Hunt, Tapir agreed to loan funds to Mr. Hunt, and Mr. Hunt granted Tapir certain co-sale or "tag-along" rights in the event that Mr. Hunt desires to sell a significant portion of his shares of Common Stock in a private transaction.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Not applicable.

CUSIP No. 439909 10 5                                               Page 9 of 14

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 27, 1998                      TAPIR INVESTMENTS (BAHAMAS) LTD.


                                     By:
                                          --------------------------------------
                                          S. Deal, Director and Secretary

April 27, 1998                      CALEDONIA INVESTMENTS PLC


                                     By:
                                          --------------------------------------
                                          G. P. Denison, Secretary

April 27, 1998                      THE CAYZER TRUST COMPANY LIMITED


                                     By:
                                          --------------------------------------
                                          J.I. Mehrtens, Director

April 27, 1998                      STERLING INDUSTRIES PLC


                                     By:
                                          --------------------------------------
                                          J.H. Cartwright, Director

CUSIP No. 439909 10 5                                              Page 10 of 14

                           SCHEDULE A TO SCHEDULE 13D

(I)  DIRECTORS AND OFFICERS OF TAPIR INVESTMENTS (BAHAMAS) LTD.

NAME                          RESIDENCE                   PRINCIPAL OCCUPATION              CITIZENSHIP


P. N. Buckley                 6 Albert Place              Chairman and Chief Executive      United Kingdom
                              London                      Caledonia Investments plc
                              W8 5PD, England

Hon. C. W. Cayzer             Finstock Manor              Executive Director                United Kingdom
                              Finstock                    Caledonia Investments plc
                              Oxfordshire
                              OX7 3DG, England

S. Deal                       Sandringham House           Lawyer                            Bahamas
                              83 Shirley House
                              P.O. Box N-3247
                              Nassau, Bahamas

P. C. Dunkley                 Sandringham House           Lawyer                            Bahamas
                              83 Shirley House
                              P.O. Box N-3247
                              Nassau, Bahamas

P. T. Higgs                   Sandringham House           Lawyer                            Bahamas
                              83 Shirley House
                              P.O. Box N-3247
                              Nassau, Bahamas

H. T. Lunn                    Sandringham House           Legal Assistant                   Bahamas
                              83 Shirley House
                              P.O. Box N-3247
                              Nassau, Bahamas

CUSIP No. 439909 10 5                                              Page 11 of 14


(II)  DIRECTORS AND EXECUTIVE OFFICERS OF CALEDONIA INVESTMENTS, PLC

NAME                          RESIDENCE                   PRINCIPAL OCCUPATION              CITIZENSHIP


P.N. Buckley                  6 Albert Place              Chairman and Chief Executive      United Kingdom
                              London                      Caledonia Investments plc
                              W8 5PD, England

J. Burnett-Stuart             Ardmeallie House            Retired                           United Kingdom
                              Huntley
                              Aberdeenshire
                              AB54 5RS, Scotland

J. H. Cartwright              Rectory Meadow              Finance Director                  United Kingdom
                              Hawthorn Place, Penn        Caledonia Investments plc
                              Buckinghamshire
                              HP10 8EH, England

Lord Cayzer                   The Grove                   President                         United Kingdom
                              Walsham-le-Willows          Caledonia Investments plc
                              Suffolk, England

N. K. Cayzer                  Thriepley House             Chairman                          United Kingdom
                              Lundie, Dundee              Oriel Group plc
                              Scotland                    Stuart House
                                                          Queens Gate
                                                          Britannia Road
                                                          Waltham Cross
                                                          Hertfordshire, EN8 7TF
                                                          England

Hon. C. W. Cayzer             Finstock Manor              Executive Director                United Kingdom
                              Finstock                    Caledonia Investments plc
                              Oxfordshire
                              OX7 3DG, England

G. P. Denison                 16 Highfield Road           Company Secretary                 United Kingdom
                              Hertford                    Caledonia Investments plc
                              Hertfordshire
                              SG13 8BH, England


CUSIP No. 439909 10 5                                              Page 12 of 14


Sir David Kinloch             29 Walpole Street           Deputy Chief Executive            United Kingdom
                              London, SW3 4QS             Caledonia Investments plc
                              England

J. R. H. Loudon               Olantigh                    Finance Director                  United Kingdom
                              Wye                         Blue Circle Industries PLC
                              Ashford                     84 Eccleston Square
                              Kent, England               London, SW1V 1PX
                              TN25 5EW                    England

M. G. Wyatt                   Pippin Park                 Deputy Chairman                   United Kingdom
                              Lidgate, Newmarket          Caledonia Investments plc
                              Suffolk
                              CB8 9PP, England

(III)  DIRECTORS AND EXECUTIVE OFFICERS OF THE CAYZER TRUST COMPANY LIMITED


NAME                          RESIDENCE                   PRINCIPAL OCCUPATION              CITIZENSHIP
G. A. Adkin                   Marsh Farm Cottage          Retired                           United Kingdom
                              Mapperton,
                              Beaminster
                              Dorset DT8 3NP
                              England

P. N. Buckley                 6 Albert Place              Chairman and Chief                United Kingdom
                              London                      Executive, Caledonia
                              W8 5PD, England             Investments plc


Lord Cayzer                   The Grove                   President                         United Kingdom
                              Walsham-le-Willows          Caledonia Investments plc
                              Suffolk, England

Hon. C. W. Cayzer             Finstock Manor              Executive Director                United Kingdom
                              Finstock                    Caledonia Investments plc
                              Oxfordshire
                              OX7 3DG, England

CUSIP No. 439909 10 5                                              Page 13 of 14

Sir James Cayzer              Kinpurnie Castle            Landowner                         United Kingdom
                              Newtyle, Angus
                              Scotland

The Hon. Mrs. N. Colvin       Tangley House,              None                              United Kingdom
                              Andover
                              Hampshire
                              SP11 OSH, England

J. I. Mehrtens                51 Oxenden Wood             Company Secretary of              United Kingdom
                              Road                        The Cayzer Trust Company
                              Chelsfield Park             Limited
                              Orpington,
                              Kent BR6 6HP,
                              England

M. G. Wyatt                   Pippin Park                 Deputy Chairman                   United Kingdom
                              Lidgate, Newmarket          Caledonia Investments plc
                              Suffolk
                              CB8 9PP, England


(IV) DIRECTORS AND EXECUTIVE OFFICERS OF STERLING INDUSTRIES PLC


NAME                          RESIDENCE                   PRINCIPAL OCCUPATION              CITIZENSHIP

D. Blunn                      The Barn, Park Farm         Finance Director                  United Kingdom
                              Marston Magna               Sterling Industries PLC
                              Somerset
                              TA22 8AX,England

P. N. Buckley                 6 Albert Place              Chairman and Chief Executive      United Kingdom
                              London                      Caledonia Investments plc
                              W8 5PD, England

J. H. Cartwright              Rectory Meadow              Finance Director                  United Kingdom
                              Hawthorn Place, Penn,       Caledonia Investments plc
                              Buckinghamshire
                              HP10 8EH, England

CUSIP No. 439909 10 5                                              Page 14 of 14

H. W. Denman                  The Penthouse               Retired                           United Kingdom
                              Old Avenue
                              St. Georges Hill
                              Weybridge
                              Surrey, KT13 OQB
                              England

D. Diggins                    Fairgarden                  Chief Executive                   United Kingdom
                              Unity Lane                  Sterling Industries PLC
                              Misterton, Crewkerne
                              Somerset TA18 5NA
                              England

Sir David Kinloch             29 Walpole Street           Deputy Chief Executive            United Kingdom
                              London, SW3 4QS             Caledonia Investments plc
                              England

M. G. Wyatt                   Pippin Park                 Deputy Chairman                   United Kingdom
                              Lidgate, Newmarket          Caledonia Investments plc
                              Suffolk
                              CB8 9PP, England